Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2013	2012	2013	2012
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$118,877	$116,427	$219,044	$180,507
Interest and other debt expense (1)	16,982	16,005	49,844	86,326
Interest portion of rental expense	157	128	444	388
Earnings before fixed charges	$136,016	$132,560	$269,332	$267,221

Fixed charges:
Interest and other debt expense (1)	$16,982	$16,005	$49,844	$86,326
Interest portion of rental expense	157	128	444	388
Capitalized interest	59	72	206	201
Total fixed charges	$17,198	$16,205	$50,494	$86,915

Ratio of earnings to fixed charges	7.91	8.18	5.33	3.07
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(1) Includes a loss on early extinguishment of debt of $2.1 million and $38.7 million for the nine months ended September 30, 2013 and 2012, respectively.